Exhibit 99.1

MESOBLAST APPOINTS LEADING PHARMACEUTICAL INDUSTRY EXECUTIVE AS CHIEF MEDICAL OFFICER

Melbourne, Australia; August 12, 2019 and New York; USA; August 11, 2019: Mesoblast Limited (ASX: MSB; Nasdaq: MESO), global leader in cellular medicines for inflammatory diseases, is pleased to announce the appointment of Dr Fred Grossman as Chief Medical Officer (CMO), based in New York. Dr Grossman brings a wealth of commercial experience gained from numerous leadership roles at global pharmaceutical companies. The appointment aligns closely with the Company’s commercial objectives for its lead products.

Dr Grossman has over 20 years of industry experience, and has held key leadership positions at major global pharmaceutical companies, including Eli Lilly, Johnson & Johnson (J&J), Bristol Myers Squibb (BMS), Sunovion, and Glenmark. During his career, he has managed global clinical development, pharmacovigilance, medical affairs and clinical operations for innovative product development, as well as United States Food and Drug Administration (FDA) approvals and post-market support for numerous blockbuster, specialty and generic products. Dr Grossman has led and built teams in the United States, Europe and Japan with responsibility for global medical affairs, global clinical development, health economics & outcomes research (HEOR) and global drug safety.

At J&J and Eli Lilly, Dr Grossman was responsible for multiple New Drug Applications (NDAs) to the FDA. At BMS, he was Global Head of the Medical Affairs organization, with focus on immunology and cardiovascular diseases. As Head of Clinical Development, Medical Affairs & Drug Safety at 6,000-person global pharma Sunovion, a subsidiary of Japan’s Sumitomo Dainippon Pharma Co., Dr Grossman had responsibility across teams in the United States, Europe and Japan and successfully launched a blockbuster product in the United States market. More recently, he was CMO at Glenmark, an India-based global pharma with 12,000 people, where he oversaw a portfolio spanning biologics, branded drugs, and generics, including in immunology and immuno-oncology.

Dr Grossman said: “I am very excited to have the opportunity of working at Mesoblast, a very innovative company with a mature pipeline of cellular medicines that have the potential to address some of the most severe diseases affecting people worldwide. I look forward to utilizing the experience gained from many product launches to ensure that Mesoblast successfully transitions to a commercial organization with the planned launch of its first product in the United States.”

Mesoblast Chief Executive Dr Silviu Itescu thanked outgoing CMO Dr Donna Skerrett for her valuable contributions during the Company’s development stages. Dr Skerrett will continue in an advisory role.

Dr Itescu welcomed Dr Grossman to the Company, stating: “Fred brings to Mesoblast extensive industry experience which is extremely valuable to the strategic and execution phases of our commercial transition as we prepare for our first FDA Biologics License Application (BLA) and commercial product launch in the United States market. His strong track record of building high-performing teams and setting corporate culture make him ideally suited to lead our late-stage product development strategies and commercial execution.”

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies in aGVHD; Mesoblast’s ability to advance its aGVHD product candidate into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals for aGVHD; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176